UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Revises First-Half and Full-Year FY2013 Guidance Upward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on July 23, 2013 in Kyoto, Japan

Nidec Revises First-Half and Full-Year FY2013 Guidance Upward

Nidec Corporation (NYSE: NJ) today announced an upward revision of its consolidated financial forecasts (announced on April 23, 2013) for the year ending March 31, 2014 as follows.

1. Revised consolidated financial forecasts (U.S. GAAP) for the six months ending September 30, 2013

From April 1, 2013 to September 30, 2013 (Millions of yen, except per share amounts and percentages)
	For the six months ending September 30, 2013				(Reference) For the six months ended September 30, 2012
	Previous forecast (April 23, 2013)	Revised Forecast	Change (amount)	Change (percent)
Net sales	380,000	400,000	20,000	5.3%	353,540
Operating income	30,000	35,000	5,000	16.7%	41,723
Income before income taxes	29,000	34,000	5,000	17.2%	36,577
Net income attributable to Nidec Corporation	21,000	24,500	3,500	16.7%	26,199
Net income attributable to Nidec Corporation per share-basic	155.92	182.59	-	-	195.28

2. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2014

From April 1, 2013 to March 31, 2014 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2014				(Reference) For the year ended March 31, 2013
	Previous forecast (April 23, 2013)	Revised Forecast	Change (amount)	Change (percent)
Net sales	800,000	820,000	20,000	2.5%	709,270
Operating income	70,000	75,000	5,000	7.1%	17,627
Income before income taxes	68,000	73,000	5,000	7.4%	13,427
Net income attributable to Nidec Corporation	50,000	53,500	3,500	7.0%	7,998
Net income attributable to Nidec Corporation per share-basic	371.25	398.72	-	-	59.37

2. Reasons for the revision

Net sales and operating and net income for the three months ended June 30, 2013 exceeded our expectations at the beginning of the period. Therefore, we have decided to revise upward our previously announced financial performance forecasts, in most part, to the extent that our net sales and operating and net income for the three months ended June 30, 2013 exceeded our expectations at the beginning of the period. Accordingly, we have revised upward our previously announced financial performance forecasts for the six months ending September 30, 2013 and the fiscal year ending March 31, 2014.

Notes:

(1) The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥95 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

(2) Pursuant to ASC 805 “Business Combinations,” our consolidated operating results for the three months ended June 30, 2012 have been retroactively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec ASI S.p.A. and Nidec Minster Corporation. We completed our valuation of such assets and liabilities during the three months ended March 31, 2013.

Disclaimer Regarding Forward-looking Statements

This press release contains forward-looking statements including expectations, estimates, projections, plans, and strategies. Such forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such risks and uncertainties include, but are not limited to, changes in customer circumstances and demand, exchange rate fluctuations, and the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products and to acquire and successfully integrate companies with complementary technologies and product lines. Please see other disclosure documents filed or published by the Nidec Group companies, including the latest Form 20-F and Japanese securities report, for additional information regarding such risks and uncertainties. Nidec undertakes no obligation to update the forward-looking statements unless required by law.

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